Exhibit 99.3

February 26, 2024

VIA EDGAR

Colliers International Group Inc.

1140 Bay St., Suite 4000

Toronto, Ontario

M5S 2B4

Dear Sirs/Mesdames:

Re:   Colliers International Group Inc. (the “Company”) – Consent for Prospectus Supplement

We refer to the Company’s prospectus supplement dated February 23, 2024 (the “Prospectus Supplement”), to the short form base shelf prospectus dated February 20, 2024, forming part of the Registration Statement on Form F-10 (Registration No. 333-277184) filed by the Company with the U.S. Securities and Exchange Commission.

We hereby consent to the reference to our firm name under the heading “Legal Matters”, and to the use of our legal opinion under the heading “Canadian Federal Income Tax Considerations”, which opinion is provided as of the date of the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours very truly,

/s/ Blake, Cassels & Graydon LLP